

24001427

SEC Mail Processing

Washington, D.C. 20549

JUL 01 2024

Washington, DC

ANNUAL REPORTS
FORM X-17A-
PART III

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SEC FILE NUMBER
8-50270

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **05/01/23** AND ENDING **04/30/24**
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Ferghana Securities, Inc.**

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dea   ☐ Security-based swap dealer   ☐ Major security-based swap participan
    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

420 Lexington Avenue, Suite 1402
(No. and Street)

New York,	NY	10170
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

William J. Kridel Jr.	212-986-7900	kridel@ferghanapartners.com
(Name)	(Area Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing

DCPA
(Name – if individual, state last, first, and middle name)

2121 AVENUE OF THE STARS #800	CENTURY CITY,	CA	90067
(Address)	(City)	(State)	(Zip Code)

SEPTEMBER 15, 2020	6567
(Date of Registration with PCAOB)(If applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
CFR 240.17a-5(e)(1)(ii), if applicable

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, _William J. Kridel Jr._ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _Ferghana Securities, Inc._ , as of _4/30_ , 2 _024_ , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

CARMEN HESLOP
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01HE6191607
Qualified in Queens County
Commission Expires 08/18/2024

Carmen Heslop
06/19/2024

Notary Public

Signature: _William J Kridel_

Title: President

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02   Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination o PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17   R 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 C R 240.17a-5, 17 C R 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 C R 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12 as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), a applicable.

Ferghana Securities, Inc.
Pursuant to Rule 17a-5 (d)
Financial Statements
For the Year Ended April 30, 2024

FERGHANA SECURITIES, INC.

TABLE OF CONTENTS



DCPA

2121 AVE OF THE STARS #800
CENTURY CITY, CA 90067

424-253-1212
AUDIT@DCPAPRO.COM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the Stockholder of Ferghana Securities, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Ferghana Securities, Inc. (the "Company") as of April 30, 2024, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of April 30, 2024, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I and II ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

DCPA

DCPA
We have served as the Company's auditor since 2022.
Century City, California
June 26, 2024

FERGHANA SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

APRIL 30, 2024

ASSETS

Cash	$ 97,853	
Due from Parent	453,295	
Accounts receivable	5,000	
TOTAL ASSETS		$556,148

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:

Accounts payable & Accrued expenses	$0	
TOTAL LIABILITIES		$0

STOCKHOLDER'S EQUITY:

Common stock $1 par value; authorized 1,000 shares; 1 share issued and outstanding	$1	
Additional paid in capital	13,950	
Retained earnings	542,197	
TOTAL STOCKHOLDER'S EQUITY		$556,148
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY		$556,148

See Accompanying Notes to Financial Statements

2.

FERGHANA SECURITIES, INC.

STATEMENT OF INCOME

YEAR ENDED APRIL 30, 2024

REVENUES:

Fee income	$607,210	
Interest income	2	
TOTAL REVENUES		$607,212

EXPENSES:

Salaries, including benefits	312,000	
Rent	24,000	
Professional fees	147,493	
Office	27,094	
Communications and other administrative expense	36,000	
Regulatory charges and fees	5,994	
TOTAL EXPENSES		552,581
INCOME BEFORE INCOME TAXES		54,631
INCOME TAX PROVISION		0
NET INCOME		$ 54,631

See Accompanying Notes to Financial Statements

3.

FERGHANA SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED APRIL 30, 2024

	COMMON STOCK	ADDITIONAL PAID IN CAPITAL	RETAINED EARNINGS	TOTAL
Balance – Beginning of year	$ 1	$ 13,950	$ 487,566	$ 501,517
Net income	0	0	54,631	54,631
Balance – End of year	$ 1	$ 13,950	$ 542,197	$ 556,148

See Accompanying Notes to Financial Statements

4.

FERGHANA SECURITIES, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED APRIL 30, 2024

CASH FLOWS FROM OPERATING ACTIVITIES:

Net income	$ 54,631
Adjustments to reconcile net income to net cash used in operating activities:	
(Increase) Decrease in Assets:	
Due from Parent	(169,108)
Accounts receivable	31,151
Increase(Decrease)in liabilities:	
Accounts payable and accrued expenses	(11,744)
NET CASH USED IN OPERATING ACTIVITIES	(95,070)
CASH FLOWS FROM FINANCING ACTIVITIES:	0
CASH FLOWS FROM INVESTING ACTIVITIES:	0
DECREASE IN CASH	(95,070)
CASH – BEGINNING OF YEAR	192,923
CASH – END OF YEAR	$ 97,853

SUPPLEMENTAL DISCLOSURES:

CASH PAID DURING THE YEAR FOR:

Income taxes	$ 0
Interest	$ 0

See Accompanying Notes to Financial Statemen

5.

FERGHANA SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

APRIL 30, 2024

---

1. **ORGANIZATION:**

   Ferghana Securities, Inc. (the "Company"), was formed in Delaware on April 22, 1997. The Company's main office is located in New York, NY. It is a wholly owned subsidiary of Ferghana Partners Inc. ("Parent"). The Company is a Broker Dealer registered with the Financial Industry Regulatory Authority ("FINRA"), the Securities Investor Protection Corporation ("SIPC") and the Securities Exchange Commission ("SEC").

   The Company provides investment banking services to the global Healthcare and Chemicals Sectors for equity and debt offering transactions.

2. **SIGNIFICANT ACCOUNTING POLICIES**

   BASIS OF PRESENTATION:

   The presentation of financial statements in conformity with generally accepted accounting principles ("GAAP") in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

   USE OF ESTIMATES:

   The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from these estimates.

---

2. **SIGNIFICANT ACCOUNTING POLICIES - (continued)**

INCOME TAXES:

The Company accounts for its income taxes in accordance with ASC 740, Income Taxes. This standard requires the establishment of a deferred tax asset or liability to recognize the future tax effects of transactions that have not been recognized for tax purposes, including taxable and deductible temporary differences as well as net operating loss and tax credit carryforwards. Deferred tax expenses or benefits are recognized as a result of changes in the tax basis of an asset or liability when measured against its reported amount in the financial statements. The recording of the deferred tax items referred to above is conditioned upon the Company's judgement that realization is at least 50% probable.

SUBSEQUENT EVENTS:

The Company has reviewed transactions and events from its year-end April 30, 2024 through the date the financial statements were available to be issued for matters which require recording and/or disclosure in the financial statements. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

FERGHANA SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

APRIL 30, 2024

---

3. **ACCOUNTS RECEIVABLE:**

Accounts receivable represent amounts receivable by the Company from various clients for investment banking services. On a periodic basis, management evaluates its receivables and determines whether to provide an allowance or if any accounts should be written off based on experience and current conditions. For the year ended April 30, 2024, accounts receivable totaled $5,000. No allowance for uncollectible accounts receivable was required as of April 30, 2024.

4. **REVENUE RECOGNITION:**

The Company earns investment banking services fees under private placement contracts for equity and debt offerings conducted by the Company's clients.

Retainer fees are billed on a periodic basis for engagement services performed in accordance with the contractual agreement. Revenue is recognized in the period billed and nonrefundable, reflecting the Company's completion of its related performance obligations. Retainer fees totaled $607,210 for the year ending April 30, 2024.

The Company had five open engagement letters as of April 30, 2024.

8.

4. REVENUE RECONGNITION - (continued)

Success fees are billed upon completion of the engagement in accordance with the contractual agreement, typically the closing of the underlying client offering transaction. At this point, the parties have been identified, the revenue amount is known or is determinable, and the Company's performance obligations have been completed in accordance with the client agreement terms. There were no success fees for the year ended April 30, 2024.

In all cases, revenue recognition is subject to collection being probable. Reimbursable out of pocket expenses are recorded as incurred. Transaction-related costs are recorded as expenses in the same reporting period as the associated revenue, when the actual costs are known or estimable. Transaction-related costs are expensed in the case that client engagements are terminated for other reasons.

5. RELATED PARTY TRANSACTIONS

The Company shares its office space with its Parent under the terms of an expense sharing agreement, which is cancelable with reasonable notice. This agreement is not subject to ASC 842. The Company records shared expenses monthly as billed.

The Company and Parent share personnel, administrative, general overhead and office space costs. All costs incurred for such shared expenses are paid by the Parent and reimbursed by the Company in accordance with an Office and Administrative Services Agreement. For the year ended April 30, 2024, these expenses amounted to $540,000 of which $0 was payable as of April 30, 2024 and are offset against the Due From Parent receivable.

The Company has a receivable Due from Parent of $453,295 as of April 30, 2024. The receivable is non-interest bearing. Repayment terms are unwritten and subject to the Parent's determination.

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

FERGHANA SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

APRIL 30, 2024

---

6. **CONCENTRATION OF CREDIT RISK**

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. Accounts in the United States are guaranteed by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. At April 30, 2024, the Company's account did not exceed FDIC insured limits

At April 30, 2024 and for the year then ended one client accounted for 100% of the Company's accounts receivable

7. **INCOME TAXES:**

The Company and its Parent file consolidated Federal, state and city income tax returns. The Company calculates Federal, state and local income taxes as if the Company filed on a separate return basis and the amounts of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current taxes payable or refundable is recognized as of the date of the financial statements utilizing current enacted tax laws and rates.

The consolidated tax return for the current year and the last three years are subject to examination by the Internal Revenue Service and the State of New York. Management believes it is no longer subject to income tax examinations for the years prior to April 30, 2019.

The provision for income tax is composed of the following:

	Current	NOL Utilized	Total
Federal	11,473	(11,473)	0
State	3,551	(3,551)	0
City	2,185	(2,185)	0

The Company has available at April 30, 2024, unused net operating loss carry forwards, which may be plied against future taxable income (the NOL carryforwards begin to expire beginning 2038), totaling in a net deferred tax asset of approximately $74,208, $16,094 and $11,161 for Federal, State and City respectively, that may be carried forward indefinitely. A 100% valuation allowance has been established against this benefit since management cannot determine if it is more likely than not that the asset will be realized.

8. **NET CAPITAL REQUIREMENTS**

The Company is subject to the Securities Exchange Act of 1934's (SEA") Uniform Net Capital Rule 15c3-1, which requires maintenance of minimum net capital, of the greater of $5,000 or 6 2/3% of its aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At April 30, 2024 the Company had net capital of $97,853 and aggregate indebtedness of $0. The net capital ratio was 0.00 to 1 or 0% compared to a maximum allowable percentage of 1500%. Net capital exceeded requirements by $92,853.

9. **NEW ACCOUNTING AND AUTHORIATIVE GUIDANCE:**

The FASB has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financials statements in accordance with GAAP in the United States. New accounting pronouncement are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

For the year ending April 30, 2024 various ASU's issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended.

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statement. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

10. **COMMITMENT AND CONTINGENCIES:**

The Company had no commitments, no contingent liabilities and had not been named as a defendant in any lawsuit at April 30, 2024, or during the year then ended.

FERGHANA SECURITIES, INC.

SCHEDULE I - COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS

PURSUANT TO SEC RULE 15C3-1

APRIL 30, 2024

NET CAPITAL:

Stockholder's equity	$ 556,148
Deductions and charges:	
Non-allowable assets	458,295
NET CAPITAL BEFORE HAIRCUTS	97,853
Haircuts	0
NET CAPITAL	$ 97,853

AGGREGATE INDEBTEDNESS:

Accounts Payable and accrued expenses	$ 0

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:

Minimum net capital required	$ 5,000
Excess net capital	$ 92,853
Ratio: Aggregate indebtedness to net capital	0.00 to 1

There was no material difference between the net capital computation shown here and the net capital computation shown on the Company's most recently filed unaudited Form X-17A-5 Part IIA dated April 30, 2024.

See Report of Independent Registered Public Accounting Firm

12.

FERGHANA SECURITIES, INC.

SCHEDULE II - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER SEA RULE 15C3-3

APRIL 30, 2024

The Company qualifies for the exemption from the requirements of SEA Rule 15c3-3 under the non-covered firm provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 ("Non-Covered Firm") because the Company's business activities are limited to investment banking services to the global Healthcare and Chemical Sectors for equity and debt transactions. As a result, the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defies in Rule 15c3-3) throughout the most recent fiscal year without exception.

See Report of Independent Registered Public Accounting Firm

Ferghana Securities, Inc.
Report of Exemption Provisions
Pursuant to 17 C.F.R § 15c3-3(k)
For the Year Ended April 30, 2024



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the Stockholder of Ferghana Securities, Inc.:

We have reviewed management's statements included in the accompanying Exemption Report, in which (1) Ferghana Securities, Inc. does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and (2) Ferghana Securities, Inc.'s business activities include investment banking services to the global Healthcare and Chemical Sectors for equity and debt transactions and is in compliance with Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 ("Non-Covered Firm") and the Company did not identify any exceptions to this assertion throughout the year ended April 30, 2024. Ferghana Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Ferghana Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in the Non-Covered Firm provision.

DCPA

DCPA

Century City, California
June 26, 2024

Ferghana Securities, Inc.
Exemption Report
For the Year Ended April 30, 2024

Ferghana Securities, Inc. ("the Company"), is a registered broker-dealer subject to Rule 17a -5 promulgated by the Securities and Exchange Commission (17 C.F.R. Section 240.17a -5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. Section 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to investment banking services to the global Healthcare Sectors for equity and debt transaction. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Ferghana Securities, Inc.

I, William J. Kridel, Jr., swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _William J. Kridel_____

Title: President and Chief Compliance Officer